August 12, 2019

Douglas Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd
Corvallis, Oregon 97330

       Re: Crown Electrokinetics Corp.
           Pre-effective Amendment 1 to Registration Statement on Form S-1 Filed July 29, 2019
           File No. 333-232426

Dear Mr. Croxall:

        We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed July 29, 2019

General

1. Revised disclosure on the prospectus' outside front cover page, "About This Offering" on page 4, and "Plan of Distribution" on page 36 states that the selling stockholders may sell the shares of common stock being offered by this prospectus at $0.82 per until the shares are quoted on any platform maintained by the OTC Markets Group or an exchange. We have determined to treat securities quoted in the OTCQX marketplace and the OTCQB marketplace operated by OTC Markets Group as having an existing market for purposes of secondary at-the-market offerings, but we have not extended that accommodation to
       OTC Pink. Please revise the disclosure to state that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price of $0.82 per share until your shares of common stock are listed on a national securities exchange, or are
 Douglas Croxall
Crown Electrokinetics Corp.
August 12, 2019
Page 2
         quoted on the OTC Bulletin Board, or the OTCQX marketplace, or the OTCQB marketplace and after that at prevailing market prices or privately negotiated prices.
Note 7   Accrued Expenses, page F-15

2. Please tell us why the research license accrual has a $0 balance as of March 31, 2019 as compared to the $150,000 balance as of March 31, 2018. In this regard, we note your disclosure in Note 6 that states $100,000 under the HP agreement is due as of March 31,
         2019 as $50,000 was paid on July 30, 2018.
        You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P.
Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                               Sincerely,
FirstName LastNameDouglas Croxall
                                                               Division of
Corporation Finance
Comapany NameCrown Electrokinetics Corp.
                                                               Office of
Manufacturing and
August 12, 2019 Page 2                                         Construction
FirstName LastName